SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of November, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                     RYANAIR LAUNCHES 8 NEW ROUTES FROM SHANNON

                      100,000 SEATS FOR EUR10 TO CELEBRATE


Ryanair, Ireland's national airline, today (Wednesday, 7th November 2007) launched eight new routes from its Shannon base to Birmingham, Fuerteventura, Kaunas (Lithuania), Leeds, London Luton, Riga, Tenerife and its first domestic service from Shannon to Dublin. Ryanair's 31 Shannon routes will deliver two million passengers to the mid-west in the coming year, while supporting 2,000 jobs in the region.

Speaking today, Ryanair's Head of Communications, Peter Sherrard said:

        "Ryanair is committed to delivering the lowest fares guaranteed to passengers in the mid-west, and these eight new routes provide an additional link to London from Shannon, while passengers can now also avoid the nightmare traffic on the M50 and N7, with flights to Dublin for less than half the price of a tank of petrol.

        "To celebrate these 8 new routes, Ryanair is giving away 100,000 seats for just EUR10, and passengers should log onto www.ryanair.com immediately, as this offer must end at midnight on Monday."



Ends.                                Wednesday, 7th November 2007


For further information, please contact:

Peter Sherrard - Ryanair             Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228               Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 07 November, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director